The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax: 202-654-4951

www.alston.com

David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

June 20, 2016

VIA EDGAR

Ms. Kim McManus

Senior Attorney – Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ZAIS Financial Corp.
Registration Statement on Form S-4
Filed May 10, 2016
File No. 333-211251
Form 10-K for Fiscal Year Ended December 31, 2015
File No. 001-35808

Dear Ms. McManus:

On behalf of our client, ZAIS Financial Corp., a Maryland corporation (“ZAIS Financial” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 7, 2016 (the “June 7 Letter”) in connection with your review of the Registration Statement on Form S-4, File No. 333-211251 (the “Form S-4”) and the Form 10-K for the fiscal year ended December 31, 2015 filed by ZAIS Financial on March 10, 2016 (the “Form 10-K”). For ease of reference, the text of each of the Staff’s comments is set forth in this letter in bold with our response immediately following each bolded comment. Concurrently with the submission of this letter, the Company has filed with the Commission Amendment No. 1 to the Form S-4 (“Amendment No. 1”) to reflect these comments and other changes to the Form S-4.

Registration Statement on Form S-4 Filed May 10, 2016

General

1.	We note that upon completion of the mergers, the combined company will focus on small balance commercial lending with approximately 10% target equity allocation to residential mortgages. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support the exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

As disclosed on page 70 in the section of the joint proxy statement/prospectus entitled “Risk Factors” under the heading “Maintenance of the combined company’s 1940 Act exception imposes limits on its operations”, and on page 281 in the section entitled “Business of Sutherland” under the heading “Operating and Regulatory Structure – 1940 Act Exception”, Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”), defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The combined company intends to conduct its operations so that it does not come within the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act because fewer than 40% of its total assets on an unconsolidated basis will consist of “investment securities.” The securities issued to the combined company by any wholly-owned or majority-owned subsidiary that is exempted from the definition of “investment company” by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities the combined company may own, may not have a value in excess of 40% of the value of the combined company’s total assets on an unconsolidated basis. The combined company will monitor its holdings to ensure continuing and ongoing compliance with this test. In addition, the combined company believes that it will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the combined company will be primarily engaged in the non-investment company businesses of its subsidiaries.

ZAIS Financial and Sutherland each believes that certain of its subsidiaries qualify to be excluded from the definition of investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exception generally requires that at least 55% of such subsidiaries’ assets must be comprised of qualifying assets and at least 80% of their total assets must be comprised of qualifying assets and real estate related assets under the 1940 Act. The combined company will treat as qualifying assets for this purpose small-balance commercial loans (“SBC loans”) and other interests in real estate, in each case meeting certain other qualifications based upon SEC staff no-action letters. The combined company will also treat as qualifying assets for this purpose bridge loans wholly secured by first priority liens on real estate that provide interim financing to borrowers seeking short-term capital (with terms of generally up to three years), MBS representing ownership of an entire pool of mortgage loans, and real estate owned properties. The combined company expects that each of its subsidiaries relying on Section 3(c)(5)(C) may invest an additional 25% of its assets in either qualifying assets or in other types of mortgages, MBS, securities of real estate investment trusts (“REIT”) and other real estate-related assets. The combined company expects each of its subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC, or its staff, or on its analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Certain of the combined company’s subsidiaries may rely on the exclusion from the definition of investment company provided by Section 3(c)(6) to the extent that they hold mortgage assets through majority-owned subsidiaries that rely on Section 3(c)(5)(C). The combined company believes that its subsidiaries may rely on Section 3(c)(6) if, among other things, 55% of the assets of such subsidiaries consist of, and at least 55% of the income of such subsidiaries are derived from, qualifying real estate investment assets owned by wholly owned or majority-owned subsidiaries of such subsidiaries.

2.	Please tell us what consideration you gave to including a discussion and corresponding risk factor related to the material weaknesses identified by Sutherland’s independent public registered public accounting firm in connection with the audit of its financial statements for the year ended December 31, 2014.

As disclosed in Amendment No. 5 to the Registration Statement on Form S-11 as filed by Sutherland on December 14, 2015, a material weakness had been identified in Sutherland’s internal control over financial reporting in connection with the audit of Sutherland’s financial statements as of and for the year ended December 31, 2014 by its independent registered public accounting firm. The identified material weakness arose because Sutherland had classified certain loans for which it did not expect to receive all required cash payments on or prior to the original maturity dates as credit impaired, whereas a subset of these loans (those for which Sutherland ultimately expected to receive all required cash payments, regardless of the timing of such payments) should have been classified as non-credit impaired. This change in classification required a revision to a Note to Sutherland’s Consolidated Financial Statements moving certain loans from the credit impaired to the non-credit impaired category and led its independent registered public accounting firm to identify as a material weakness management’s failure to design controls to document whether loans should be accounted for as credit impaired or non-credit impaired. Also as disclosed in said Amendment No. 5, Sutherland believes that it has designed appropriate controls and established appropriate review procedures relating to the accounting treatment of loans as credit impaired or non-credit impaired and that the identified material weakness has been corrected. Sutherland continues to believe that such identified weakness has been corrected, and no such weakness was identified in connection with the audit of Sutherland’s financial statements as of and for the year ended December 31, 2015 by its independent registered public accounting firm. Therefore Sutherland believed that no further discussion or any corresponding risk factor related to this material weakness was necessary for the joint proxy statement/prospectus.

3.	With respect to each person who will serve as a director or executive officer of the surviving company, please provide the disclosure required by Item 402 of Regulation S-K or advise. We note that Mr. Herbst served as CFO of Sutherland and dedicated his time exclusively to its affairs.

In Amendment No. 1, we have added disclosure on page 148 in the section of the joint proxy statement/prospectus entitled “The Mergers” under the heading “Directors and Executive Officers of the Combined Company After the Mergers—Director and Executive Compensation” regarding director and executive compensation of the combined company, and on page 148 in the section of the joint proxy statement/prospectus entitled “The Mergers” under the heading “Directors and Executive Officers of the Combined Company After the Mergers—2013 Equity Incentive Plan” regarding the equity incentive plan of the combined company. Although Mr. Herbst has served as CFO of Sutherland and dedicated his time exclusively to its affairs, we note that he is an employee of Waterfall and all his cash compensation is provided directly by Waterfall, not Sutherland, and the combined company intends to continue this practice.

4.	Please revise to include the disclosure required by Item 407(a) of Regulation S-K or advise. Refer to Item 18(a)(7)(iii) of Form S-4.

In Amendment No. 1, we have added disclosure on page 147 in the section of the joint proxy statement/prospectus entitled “The Mergers” under the heading “Directors and Executive Officers of the Combined Company—After the Mergers—Corporate Governance—Board of Directors and Committees” regarding the audit committee, compensation committee and nominating and corporate governance committee of the combined company.

Joint Letter to Stockholders

5.	Please revise the joint letter to stockholders to clarify, if true, that the tender offer price will be at a discount to the merger consideration and/or market capitalization of the combined company. Please also tell us what consideration you gave to presenting ownership percentages of the combined company assuming the tender offer is not fully subscribed.

In Amendment No. 1, we have revised the relevant disclosure in the joint letter to stockholders to disclose that the tender offer price will be at a discount to the adjusted book values used to determine the exchange ratio and to disclose a range of potential ownership percentages for each group of stockholders, depending on whether the tender offer is fully subscribed.

Questions and Answers, page 1

6.	On page 3 you discuss how ZAIS Financial stockholders will be affected by the mergers and the issuance of shares to Sutherland. The answer presents an assumed exchange ratio as of December 31, 2015, assuming the tender offer is fully subscribed. Please balance to present the exchange ratio as of December 31, 2015 assuming the tender offer is not fully subscribed or advise.

In Amendment No. 1, we have revised the relevant disclosure on page 3 of the joint proxy statement/prospectus to reflect a range of potential ownership percentages for each group of stockholders, depending on whether the tender offer to ZAIS Financial stockholders is fully subscribed. Substantially identical disclosure is replicated elsewhere in the joint proxy statement/prospectus where the prior version of this disclosure appeared.

Risk Factors, page 30

7.	“We anticipate that a significant portion of the combined company’s investments will be in the form of SBC loans which are subject to increased risks, page 35.” Please quantify the aggregate dollar carrying value of Sutherland’s sub-performing and non-performing loans.

As of March 31, 2016, Sutherland’s 619 sub-performing and non-performing loans had a current unpaid principal balance of $104.9 million and a carrying value of $49.4 million. In Amendment No. 1, we have added this disclosure on page 35 of the joint proxy statement/prospectus.

8.	“The combined company and GMFS are subject to risks and can be exposed to significant losses relating to inaccurate representations made in connection with loan sales to third parties, page 59.” Please quantify the loan indemnification reserve to provide context to your statement that losses in excess of the loan indemnification reserve, total contingent consideration and the escrow account could have a material adverse impact on ZAIS Financial’s and the combined company’s results of operations, financial position or cash flows.

In Amendment No. 1, we have revised the risk factor on page 59 of the joint proxy statement/prospectus to include disclosure about the March 31, 2016 balance of the loan indemnification reserve.

9.	“Sutherland is a seller/servicer approved to sell mortgage loans to Freddie Mac and failure to maintain the combined company’s status as an approved seller/servicer could harm the combined company’s business, page 65.” We understand that the combined company could be required to re-purchase loans previously sold to Freddie Mac if it fails to maintain status as an approved seller/servicer. Please quantify the amount of loans that may be required to be re-purchased to provide additional context to this risk factor.

In Amendment No. 1, we have amended the risk factor on page 65 of the joint proxy statement/prospectus to quantify the amount of loans sold to Freddie Mac that may be required to be re-purchased, which as of March 31, 2016 included 44 loans with a combined unpaid principal balance of $88.8 million.

10.	“Counterparties to certain significant agreements with Sutherland and ZAIS Financial may have consent rights in connection with the mergers, page 73.” Please expand to discuss, with greater specificity, those agreements with consent rights that may result in default or termination rights, to the extent material.

In Amendment No. 1, we have added disclosure on page 73 of the joint proxy statement/prospectus under the heading “Counterparties to certain significant agreements with Sutherland and ZAIS Financial may have consent rights in connection with the mergers,” regarding financing agreements, including master and mortgage loan repurchase agreements, loan agreements and related guaranties, and office leases with consent rights that may result in default or termination rights.

The Mergers, page 104

Background of the Mergers, page 104

11.	Please revise the paragraph discussing the July 31, 2015 ZAIS Financial board meeting to explain the nature of the update ZAIS Financial management provided to the board. Please describe in greater detail the “other potential alternatives” discussed at this meeting.

In Amendment No. 1, we have revised the disclosure on page 106 of the joint proxy statement/prospectus to describe the potential alternatives that were discussed at the July 31, 2015 meeting of the ZAIS Financial board.

12.	We note that a representative of BofA Merrill Lynch provided a report on the proposed transaction with ZAIS Financial to the Sutherland board on November 12, 2015. Please elaborate on the nature of this report and provide all disclosure required by Item 4(b) of Form S-4, to the extent applicable.

In Amendment No. 1, we have added disclosure on page 108 of the joint proxy statement/prospectus that the materials provided to the Sutherland board by BofA Merrill Lynch reviewed illustrative terms of the potential transaction with ZAIS Financial, publicly available information regarding ZAIS Financial and certain strategic considerations relating to the potential transaction. We also have added disclosure on page 111 of the joint proxy statement/prospectus that the materials provided to the Sutherland board by BofA Merrill Lynch reviewed illustrative terms of the potential transaction with ZAIS Financial, publicly available information regarding ZAIS Financial, certain strategic considerations relating to the potential transaction and comparisons between the proposed transaction with ZAIS Financial and an initial public offering by Sutherland. We believe that nature of these materials do not require further disclosure under Item 4(b) of Form S-4.

13.	Please revise the discussion of the initial non-binding indication of interest ZAIS Financial received on November 19, 2015 to disclose the exchange ratio contemplated for the stock-for-stock merger.

In Amendment No. 1, we have added disclosure on page 108 of the joint proxy statement/prospectus that under the Sutherland proposal, Sutherland stockholders would be issued 24.2 million to 24.9 million shares of ZAIS Financial common stock. Sutherland’s initial non-binding indication of interest did not include a proposed exchange ratio.

14.	On page 111 you state that ZAIS Financial entered into expense reimbursement agreements with party A, party B and Sutherland. On page 112, you state that party B and Sutherland entered into expense reimbursement agreements. Please revise to ensure consistency.

In Amendment No. 1, we have revised the disclosure on page 112 of the joint proxy statement/prospectus to state that all three potential parties had entered into expense reimbursement agreements.

15.	We understand that the revised draft merger agreement Alston distributed to Sidley on February 15, 2016 contemplated a repurchase of $64.3 million aggregate value of shares in a tender offer “based on the $7.23 per share price indicated by Sutherland in its January 8 proposal.” The prior discussion of the January 8 proposal referenced a stock-for-stock merger as well as a pre-merger, one-time cash payout of $7.23 per share to ZAIS Financial stockholders. Please revise to clarify if the January 8 proposal contemplated a tender offer, as opposed to a pre-merger cash payout to ZAIS Financial stockholders.

In Amendment No. 1, we have added disclosure on page 111 of the joint proxy statement/prospectus that the Sutherland proposal did not expressly contemplate a tender offer. As indicated on page 111 of the joint proxy statement/prospectus, Sutherland’s preference was to structure the cash payout to ZAIS Financial stockholders as a targeted share repurchase but Sutherland indicated that it was “open to other structures, including a one-time dividend to all stockholders.”

16.	Please revise the discussion of the period between February 27, 2016 and March 7, 2016 to explain the considerations taken into account in connection with the parties’ tentative agreement to reduce ZAIS Financial’s book value by $15 million for purposes of determining the exchange ratio.

In Amendment No. 1, we have added disclosure on page 115 of the joint proxy statement/prospectus that the reduction of the ZAIS Financial book value by $15 million for purposes of determining the exchange ratio took into account the goodwill and other intangible assets on the balance sheet of ZAIS Financial with respect to the excess of the purchase price of GMFS over the fair value of the net assets acquired.

17.	Please revise to describe the impact of Sutherland’s exchange ratio and tender offer price, as contemplated by the draft merger agreement distributed on March 11, 2016 and how it compared to the proposal submitted by Alston on March 8, 2016.

In Amendment No. 1, we have added disclosure on page 116 of the joint proxy statement/prospectus responsive to this comment as part of the disclosures that were revised in response to the Staff’s comment No. 18 below.

18.	Please discuss in greater detail the proposed resolutions contained in the March 19, 2016 draft merger agreement. Please similarly describe material modifications to the merger agreement during the negotiations that took place between March 21 and March 30, 2016.

In Amendment No. 1, we have added disclosure on page 116 of the joint proxy statement/prospectus regarding the resolutions contained in the March 19, 2016 draft merger agreement and the material modifications to the merger agreement during the negotiations that took place between March 21 and March 30, 2016.

Opinion of Financial Advisor to ZAIS Financial, page 126

19.	Please provide us with copies of the materials that Houlihan and BofA Merrill Lynch prepared in connection with their fairness opinions or otherwise provided to each board of directors in connection with this transaction, including any board books, drafts of fairness opinions, and summaries of oral presentations made to the board. We may have additional comments after we review this material.

In response to the Staff’s comment, the confidential board book prepared by Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) in connection with their opinion and presented to the board of directors of ZAIS Financial at the March 31, 2016 meeting described in Amendment No. 1 is being provided directly to the Staff by Ropes & Gray LLP, as counsel to Houlihan Lokey, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. The Company has been advised that, in accordance with such Rules, counsel for Houlihan Lokey has requested that these materials be promptly returned following completion of the Staff’s review thereof.

Similarly, in response to the Staff’s comment, the confidential board book prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) in connection with its opinion and presented to the board of directors of Sutherland at the April 5, 2016 meeting described in Amendment No. 1 is being provided directly to the Staff by Sullivan & Cromwell LLP, as counsel to BofA Merrill Lynch, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. The Company has been advised that, in accordance with such Rules, counsel for BofA Merrill Lynch has requested that these materials be promptly returned following completion of the Staff’s review thereof.

Such information is being provided to the Staff on a supplemental and confidential basis only under separate cover, and is not to be filed with, deemed part of or included in the Registration Statement or any amendment thereto.

20.	We understand that ZAIS Financial provided financial projections to Houlihan, which it considered in conducting its net liquidation value analysis. Please revise to describe the financial projections provided, assuming that GMFS was placed into a liquidating trust, and explain the methodology used to determine the discount rate of 14.2%.

In Amendment No. 1, we have revised the disclosure on page 132 of the joint proxy statement/prospectus in response to the Staff’s comment regarding the methodology used to determine the discount rate.

ZAIS Financial respectfully submits that the inclusion in the joint proxy statement/prospectus of the nonpublic unaudited prospective financial information regarding GMFS that was considered by Houlihan Lokey in its net liquidation value analysis will not enhance stockholders’ understanding of the proposed mergers or the recommendation by ZAIS Financial’s board that its stockholders vote in favor of the share issuance proposal. The inclusion in the joint proxy statement/prospectus of the details of the nonpublic unaudited prospective financial information regarding GMFS that was considered by Houlihan Lokey would overstate the relevance of those projections.

Nevertheless, in Amendment No. 1, we have added disclosure on page 137 of the joint proxy statement/prospectus describing the prospective financial information regarding GMFS that was considered by Houlihan Lokey in its net liquidation value analysis.

21.	In your discussion of the Selected Public Companies Analysis, please state if there were any companies that fit your selection criteria but were excluded from the analyses. Please explain the reason(s) for the exclusion.

In response to the Staff’s comment, Houlihan Lokey has advised ZAIS Financial that it was not aware of any companies that met the criteria described for the respective selected companies which were excluded from its analysis.

22.	On page 136, under the heading “Other Information – ZAIS Financial and Sutherland,” you disclose the implied value assuming a cash tender offer taking into account the termination of the existing management agreement (of $8 million) and a $4 million transaction related adjustment. It appears that Houlihan did not consider the adjustment to the tender offer price for expenses and reserves associated with certain litigation relating to the mergers. Please clarify the extent to which Houlihan’s analysis is based on adjustments that differ from the manner in which the cash tender offer price will be calculated.

In Amendment No. 1, we have revised the disclosure on page 136 of the joint proxy statement/prospectus in response to the Staff’s comment.

Opinion of Financial Advisor to Sutherland, page 137

23.	Please revise the Selected Publicly Traded Companies Analysis to explain the selection criteria BofA Merrill Lynch utilized to select the companies identified. If any companies fit the selection criteria but were excluded from the analysis, please explain the reason(s) for the exclusion.

In Amendment No. 1, the disclosure on pages 139 and 140 of the joint proxy statement/prospectus has been revised to clarify the selection criteria for the selected companies included in BofA Merrill Lynch’s analyses of Sutherland and ZAIS Financial. The Company advises the Staff that BofA Merrill Lynch believes that the selected companies included in its analyses reflect the companies that in BofA Merrill Lynch’s professional judgment fit its selection criteria.

24.	We understand that the discounted cash flow analysis is based on the Sutherland Forecasts and the Sutherland-ZAIS Remain Co. Forecasts. Please revise to describe these forecasts or advise us why you believe the forecasts are not necessary for shareholders to appropriately evaluate the discounted cash flow analysis.

ZAIS Financial and Sutherland respectfully submit that the inclusion in the joint proxy statement/prospectus of the Sutherland Forecasts and the Sutherland-ZAIS Remain Co. Forecasts will not enhance stockholders’ understanding of the proposed mergers or the recommendation by Sutherland’s board that its stockholders vote in favor of the merger proposal. The inclusion in the joint proxy statement/prospectus of the details of Sutherland Forecasts and the Sutherland-ZAIS Remain Co. Forecasts would overstate the relevance of those projections. The Selected Publicly Traded Companies Analysis for Sutherland and ZAIS Financial were the direct support for the opinion of BofA Merrill Lynch that the exchange ratio provided for in the Sutherland merger was fair, from a financial point of view, to holders of Sutherland common stock (other than ZAIS Financial and its affiliates). The discounted cash flow analysis was back-up support.

Nevertheless, in Amendment No. 1, we have added disclosure on page 143 of the joint proxy statement/prospectus describing the forecasts used for the discounted cash flow analysis.

25.	We note that Sutherland agreed to pay BofA Merrill Lynch an aggregate fee of $3 million, a significant portion of which is contingent upon completion of the merger. Please quantify the contingent portion of the fee.

In Amendment No. 1, we have revised the disclosure on page 142 of the joint proxy statement/prospectus regarding the BofA Merrill Lynch fee arrangements to state the amount of the fee that is contingent on consummation of the mergers.

26.	We note that the description of the material relationships between BofA Merrill Lynch and Sutherland or ZAIS does not provide a quantitative description of the fees paid to BofA Merrill Lynch and its affiliates by Sutherland and its affiliates or ZAIS and its affiliates. Please revise to provide this disclosure or advise.

In Amendment No. 1, the disclosure on page 143 of the joint proxy statement/prospectus regarding the BofA Merrill Lynch material relationships has been revised to state the amount of the fees paid to BofA Merrill Lynch and its affiliates by Sutherland and its affiliates or ZAIS and its affiliates.

Other Agreements, page 205

Incentive Distribution, page 209

27.	Given the complexity of the incentive fee calculation, please consider including a hypothetical example in the joint proxy statement/prospectus.

In Amendment No. 1, we have added hypothetical examples of the incentive fee calculation on page 216 of the joint proxy statement/prospectus.

Sutherland Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 222

Critical Accounting Policies and Use of Estimates, page 225

Servicing rights, page 229

28.	On page F-40, we note your disclosure of significant assumptions and that your assumptions for forward prepayment rates and forward default rates changed from December 31, 2014 to December 31, 2015. Please tell us the basis for these changes and revise your filing to disclose the basis for these changes in assumptions.

Sutherland’s servicing rights were purchased from affiliates of CIT in June 2014. Sutherland used SBA forward prepayment rates and forward default rates obtained from Colson Services Corp. to determine the appropriate fair value at purchase and forward amortization and impairment over the subsequent twelve months. Throughout that period, Sutherland performed back testing to determine if the forward prepayment rates and forward default assumptions obtained from Colson Services Corp. were reflective of the actual prepayment rates and actual default rates of Sutherland’s portfolio. In 2015, Sutherland determined that its portfolio, primarily due to seasoning, experienced higher prepayment rates and lower default rates as compared to the industry average. Based on these facts, Sutherland updated the forward prepayment rates and forward default assumptions to be reflective of its serviced population. In Amendment No. 1, we have added disclosure on page F-38 of the joint proxy statement/prospectus.

Liquidity and Capital Resources, page 239

29.	We note that you accounted for repurchase agreements as collateralized financing transactions. Please expand your disclosure to quantify the average quarterly balance of your repurchase agreements for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for any significant variances among these amounts.

In Amendment No. 1, we have added the following disclosure on page 248 of the joint proxy statement/prospectus to quantify the average quarterly balance of our repurchase agreements.

Our historical repurchase agreement balances are as follows (in thousands):

Quarter	Quarter End Balance	Average Balance in Quarter	Highest Month End Balance in Quarter
Q1 2016	$614,613	426,185	614,614	(E)
Q4 2015	644,137	582,888	764,174	(D)
Q3 2015	768,972	789,426	845,135
Q2 2015	825,681	785,688	825,681
Q1 2015	731,950	673,941	731,950
Q4 2014	627,741	542,071	627,741	(B)
Q3 2014	228,370	226,813	228,370	(A)
Q2 2014	205,706	89,588	205,706	(C)
Q1 2014	21,713	9,071	27,213

(A) New originations pledged to repurchase facilities

(B) Acquisition of loans financed by repurchase facilities

(C) New repurchase facilities executed to financing existing loans

(D) Securitization of loans resulting a repurchase of the loans from the repurchase facilities

(E) Liquidation or sale of loans and/or securities

Contractual Obligations, page 245

30.	It appears that your contractual obligation table does not include all contractual obligations on the balance sheet such as securitized debt obligations of consolidated VIE and Guaranteed loan financings. Please explain to us why these items are not included in the contractual obligations table and/or make changes to include all of the contractual obligations in the next amendment. To the extent that you do not revise your filing to include the securitized debt obligations of consolidated VIEs, please revise to footnote your table to disclose that such obligation and the related interest payments are excluded from this table and disclose your basis for the exclusion.

In Amendment No. 1, we have revised the contractual obligations table on page 252 in the section of the joint proxy statement/prospectus entitled “Sutherland Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Liquidity and Capital Resources—Contractual Obligations” to include Sutherland’s securitized debt obligations of consolidated VIEs and guaranteed loan financings, including interest payments. The revised table is as follows:

	Payment due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Credit Facilities	$171,053	$—	$171,053	$—	$—
Repurchase Facilities and Agreements	620,012	581,550	38,462	—	—
Securitized Debt Obligations	595,004	—	—	75,244	519,760
Guaranteed Loan Financings	665,801	1,581	20,634	16,494	627,092
Total	$2,051,870	$583,131	$230,149	$91,738	$1,146,852

31.	It does not appear that you have included interest payments in your contractual obligations table. Please revise to disclose the amount of interest related to your debt in future filings, or advise. Please refer to footnote 46 in our Release 33-8350.

In Amendment No. 1, we have updated the contractual obligations table on page 252 of the joint proxy statement/prospectus to include interest payments. The revised table is as follows:

	Payment due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Credit Facilities	$171,053	$—	$171,053	$—	$—
Repurchase Facilities and Agreements	620,012	581,550	38,462	—	—
Securitized Debt Obligations	595,004	—	—	75,244	519,760
Guaranteed Loan Financings	665,801	1,581	20,634	16,494	627,092
Total	$2,051,870	$583,131	$230,149	$91,738	$1,146,852

32.	We note your qualitative disclosure of interest rate risk associated with your various financial instruments and outstanding debt. Please expand to provide your market risk disclosure using one of the three disclosure alternatives as prescribed under Item 305 of Regulation S-K.

In Amendment No. 1, we have updated the disclosure of interest rate risk on page 253 of the joint proxy statement/prospectus to include the following:

The borrowings Sutherland used to fund its portfolio included $776.0 million at March 31, 2016 under the borrowings under credit facilities and borrowings under repurchase agreements with six lenders. At March 31, 2016, Sutherland also had interest rate swaps with an outstanding notional amount of $152.8 million, resulting in variable rate debt of $623.2 million. A 50 basis point increase in LIBOR would increase the quarterly interest expense related to the $623.2 million in variable rate debt by $0.8 million. Such hypothetical impact of interest rates on Sutherland’s variable rate debt does not consider the effect of any change in overall economic activity that could occur in a rising interest rate environment. Further, in the event of such a change in interest rates, Sutherland may take actions to further mitigate its exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in Sutherland’s financial structure.

Unaudited Pro Forma Condensed Combined Financial Information, page 248

33.	Please revise adjustment s to adjustment r and revise adjustment u to adjustment s in the ZAIS Financial Reclass column on page 250.

In Amendment No. 1, the adjustments to the various pro forma tables throughout the joint proxy statement/prospectus have been revised and appropriately redesignated, in response to this comment and the Staff’s comments No. 38, 39 and 40. See page 257 of the joint proxy statement/prospectus for the revised disclosure in response to this comment.

34.	We note Sutherland does not record its mortgage servicing rights at fair value and ZAIS records its mortgage servicing rights at fair value. We note you do not include an adjustment to remove the change in fair value of mortgage servicing rights. Please tell us and revise your filing to clarify if you will continue to record the ZAIS mortgage servicing rights at fair value or if you will apply Sutherland’s accounting policy to these mortgage servicing rights. To the extent you will account for these mortgage servicing rights at fair value, please tell us your basis in U.S. GAAP for applying two different accounting policies to your mortgage servicing rights. To the extent you will account for the mortgage servicing rights under Sutherland’s accounting policy, please tell us how you have determined it was not necessary to include a pro forma adjustment for mortgage servicing rights.

The combined company will apply the fair value option for the mortgage servicing rights in accordance ASC 860-50-35-1b. The combined company believes this is appropriate because it considers the mortgage servicing rights received as part of the acquisition to be a separate class of servicing rights from the class of servicing rights currently held by Sutherland. The classes of servicing rights will be determined by the collateral supporting the servicing right. In the case of the servicing rights obtained in the acquisition, the collateral is residential mortgages. In the case of the servicing rights held by Sutherland, the collateral is SBA 7(a) loans. This position is supported by ASC 860-50-35-1 to 3. In Amendment No. 1, we have revised the disclosures on page 255 of the joint proxy statement/prospectus to clarify the accounting treatment of the mortgage servicing rights post-merger.

35.	It appears that ZAIS allocates a portion of the change of fair value of certain mortgage loans held for investment to interest income. It does not appear that Sutherland allocates a portion of the change of fair value of certain mortgage loans held for investment to interest income. We note you do not include a pro forma adjustment to account for the difference in accounting policies. Please tell us and revise your filing to clarify how you will account for this fair value change in future periodic filings. To the extent you will account for these changes under two different methods, please tell us your basis in U.S. GAAP for applying two different accounting policies. To the extent you will account for these changes under Sutherland’s accounting policy, please tell us how you have determined it was not necessary to include a pro forma adjustment.

Sutherland has elected the fair value option only for those loans which it intends to sell to third parties or transfer to securitizations in the near term. For those loans held at fair value, interest is recognized as interest income on the consolidated statements of income when earned and deemed collectible. These loans were originated by a Sutherland subsidiary and there is no discount or premium associated with these loans. Changes in fair value are reported as unrealized gain (loss) on loans, held at fair value on the consolidated statements of income. ZAIS Financial has elected the fair value option for its loans held for investment. Certain of these loans may have been purchased at a discount or premium. ZAIS Financial allocates a portion of the change of fair value of certain mortgage loans to interest income, to the extent such discount is accreted or premium is amortized to income. The combined company plans to account for ZAIS Financial loans acquired as part of the merger transaction as Loans, held at fair value on a go forward basis. The allocation of contractual interest earned and accretion of discount to interest income and changes in fair value to unrealized income is consistent across both companies. We believe the reclassification of income on the pro-forma income statements is appropriate and no additional adjustment to the pro forma income statement is necessary.

36.	Refer to your adjustment for net income attributable to non-controlling interests. Please revise to include an explanation of such adjustment.

In Amendment No. 1, we have revised the pro forma disclosure on page 262 of the joint proxy statement/prospectus to include an explanation of the pro-forma adjustment to non-controlling interests.

37.	Refer to footnote (A). We note you disclose an estimated bargain purchase gain of $21,502 resulting from the merger transaction. We also note the disclosed reasons for the ZAIS acquisition on page 125 that ZAIS offers strategic and financial opportunities, knowledge of current operating environment, economic of scales as well as access to public market. In that regard, please explain to us how you consider the guidance within ASC 805-30-25-4 and ASC 805-30-30-4 to 6 in determining whether you have unidentified assets and liabilities including any intellectual property or customer related intangible assets etc... To the extent you continue to believe there is a bargain purchase gain, please revise your filing to provide a description of the reasons why the transactions resulted in a gain.

In accordance with ASC 805-30-25-4, Sutherland has performed an analysis of the assets and liabilities acquired including intangible assets. The majority of ZAIS Financial’s balance is carried at fair value in accordance with GAAP and Sutherland’s review of ZAIS Financial’s balance sheet resulted in a confirmation of those values. Sutherland’s review of the ZAIS Financial assets included a detailed re-valuation of all material line items. Sutherland identified intangible assets at GMFS, including the GMFS trade name, customer lists, licenses and favorable leases.

In accordance with ASC 805-30-30-4 to 5, Sutherland has performed a review of the procedures used to determine the fair value of ZAIS Financial assets and liabilities and a review of ZAIS Financial’s financial statements to determine if all assets and liabilities had been identified. Additionally, Sutherland engaged several outside companies to assist in its procedures including BDO USA, LLP (accounting and financial due diligence), Clayton Group (loan due diligence), EMortgage Logic (loan due diligence), Credit Plus (loan due diligence) and Mortgage Industry Advisory Corporation (valuation services).

In accordance with ASC 805-30-30-6, Sutherland has identified the ZAIS Financial closing share price as the most identifiable measure of consideration transferred. The bargain purchase gain or goodwill (in the event the ZAIS Financial closing share price multiplied by the number of share’s acquired is greater than the fair value of the identified assets and liabilities acquired) will be determined by the ZAIS Financial closing share price on the date of the merger.

38.	We note you include multiple adjustments in your Pro Forma Merger Adjustments column on page 249. Please revise to include one line item in this column for each adjustment (e.g. adjustments C,E,F for Cash and cash equivalents should be disaggregated and presented as three separate rows).

In Amendment No. 1, the adjustments to the various pro forma tables throughout the joint proxy statement/prospectus have been revised, and appropriately redesignated, in response to this comment and the Staff’s comments No. 33, 39 and 40. See page 256 of the joint proxy statement/prospectus for the revised disclosure in response to this comment.

39.	It appears that adjustments (C) and (F) both reflect the tender offer of $64.3 million. Please revise or advise.

In Amendment No. 1, the adjustments to the various pro forma tables throughout the joint proxy statement/prospectus have been revised, and appropriately redesignated, in response to this comment and the Staff’s comments No. 33, 38 and 40. See page 256 of the joint proxy statement/prospectus for the revised disclosure in response to this comment.

40.	Refer to adjustment (E). Please revise your filing to clarify why this adjustment impacts non-controlling interests.

In Amendment No. 1, the adjustments to the various pro forma tables throughout the joint proxy statement/prospectus have been revised, and appropriately redesignated, in response to this comment and the Staff’s comments No. 33, 38 and 39. See page 256 of the joint proxy statement/prospectus for the revised disclosure in response to this comment.

Business of Sutherland, page 255

Sutherland’s Loan Portfolio, page 262

41.	In the second table, please provide a separate line item for “servicing” under your investment type and explain how you have incorporated information for serviced assets for each column or advise.

In Amendment No. 1, we have revised the disclosure on page 270 of the joint proxy statement/prospectus to be as follows:

The table presented below illustrates additional information related to Sutherland’s SBC loans, SBA loans, SBC ABS and servicing rights as of March 31, 2016.

Investment Type (In Thousands)	Average Carrying Value	Gross Yield(1)	Average Debt Balance	Debt Cost(2)	Gross Return on Equity(3)
Acquired portfolio	$568,073	8.5%	$437,030	4.4%	22.2%
SBC investor originated portfolio	612,332	7.3	434,333	4.3	14.8
SBA originations and acquisitions	665,925	6.2	605,166	3.2	35.6
Servicing rights	26,899	21.4	—	—	21.4
Total	$1,873,229	7.5%	$1,476,529	3.9%	20.9%

Security Ownership of Certain Beneficial Owners, Directors and Management, page 293

42.	For each entity disclosed as a 5% or greater beneficial owner of the Registrant or Sutherland, please identify the natural person with voting or dispositive power.

In Amendment No. 1, we have added disclosure to page 301 of the joint proxy statement/prospectus regarding the natural persons with voting or dispositive power with respect to the 5% or greater beneficial owner of Sutherland.

Financial Statements of Sutherland Asset Management Corporation, page F-1

Note 3 – Summary of Significant Accounting Policies

43.	We note you disclose that deferred financing costs are amortized using the straight-line method on page F-15, but the effective interest method on page F-73. Please revise for consistency. Please refer to ASC 835-30-35.

In accordance with ASC 835-30-35, Sutherland amortizes costs related to the issuance of debt, or deferred financing costs, using the effective interest method. Sutherland will revise the disclosure on page F-70 to be consistent with its accounting policies.

Note 28 – Discontinued Operations, page F-58

44.	We note that you have recorded Silverthread within discontinued operations on the statements of income. Please tell us how you determined that it is appropriate to include Silverthread in discontinued operations. Within your response, please refer to ASC 205- 20-45-1B.

In the fourth quarter of 2015, Sutherland commenced marketing for the sale of Silverthread Holdings, LLC (“Silverthread”). Silverthread is an operating segment accounted for under ASC 280, Segment Reporting.

Sutherland determined that Silverthread should be appropriately classified as held-for-sale under ASC 360-10-45-9 by analyzing the six criteria detailed in the guidance. The following details Sutherland’s response to each of those criteria:

Criteria	Management Response
Management commits to a plan to sell the asset	Sutherland has entered into a preliminary term sheet with a counterparty detailing the plan to sell
The asset is available for immediate sale in its present condition	Sutherland has performed an analysis involving, among others, legal counsel and has determined there are no items that would prevent immediate sale
An active program to locate a buyer has been started	Sutherland has entered into a preliminary term sheet with a counterparty detailing the plan to sell
The sale of the asset is probable and is expected to qualify for recognition as a completed sale	Sutherland has determined that the sale is probable and the lack of continuing involvement with the operating segment would indicate recognition of a sale is appropriate
The asset is being actively marketed at a sales price that is reasonable in relation to its current fair value	The preliminary term sheet indicates a sales price that is representative of Silverthread’s fair value (current book value)
Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made	Sutherland is confident that the sale will be completed at terms that are similar to the preliminary term sheet prepared.

Once Sutherland determined that Silverthread was a component of an entity due to its distinguishable operations and cash flows for financial reporting purchases and the proper classification was held-for-sale, Sutherland performed an analysis to determine if classification as a discontinued operation was appropriate. Specifically, based on Sutherland’s analysis, it has been determined that:

•	The operations and cash flows of the component have been or will be eliminated from ongoing operations of Sutherland as a result of the disposal transaction

•	Sutherland will not have significant continuing involvement in the operations of the component after the disposal transaction

The sale of Silverthread resulted in the complete exit from the real estate brokerage business which the company has concluded is a strategic shift in the operations of the company. Additionally, Silverthread accounted for roughly 10% of the financial results of the company which the company considers to be a major shift in the financial results of the company.

Note 3 – Summary of Significant Accounting Policies

Loans, held-for-investment, page F-70

45.	We note your references to ASC 310-20 on page F-70. Please tell us how you determined this reference was appropriate. Please revise, or advise.

In Amendment No. 1, we have revised the reference to ASC 310-10 on page F-125 of the joint proxy statement/prospectus.

Real estate acquired in settlement of loans, page F-71

46.	We note your disclosure, here and on page 228, that real estate acquired in settlement of loans is carried at the carrying value. Please tell us how your policy complies with ASC 310-40-40-2. Please revise, or advise.

Per the disclosure in Amendment No. 1 on page F-126 of the joint proxy statement/prospectus, “Real estate is recorded at fair value at the time the Company receives title and is subsequently held at the lower of its carrying amount or fair value less closing costs.” Sutherland believes this accounting to be in accordance with ASC 310-40-40-2 which requires, “A creditor that receives from a debtor in full satisfaction of a receivable … shall account for those assets (including an equity interest) at their fair value at the time of the restructuring.” In Amendment No. 1, we have updated the disclosure on page 234 of the joint proxy statement/prospectus to be consistent with the accounting policies disclosed in the audited financial statements.

ZAIS Financial Corp. Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Financial Overview, page 58

47.	We note your disclosure of Net income before income taxes at the bottom of page 58. In future filings please identify this measure as a non-GAAP measure and provide disclosures required by item 10(e) of Regulation S-K. Also, please revise the title of this measure to be different from the GAAP measure. Within your response, please provide us an example of your proposed disclosure.

In future filings, the Company will revise its disclosure as shown below:

Highlights of the GMFS operating activity (which is included in the Company’s residential mortgage banking segment) for the year ended December 31, 2015 are as follows:

Mortgage originations (1)
Unpaid principal balance	$1.8 billion
Percentage of originations
Purchases	65.1%
Refinancing	34.9%

Interest rate locks entered into	$2.3 billion

Mortgage loans sold (1)
Unpaid principal balance	$1.8 billion
Percentage of unpaid principal balance
Fannie Mae or Freddie Mac securitizations	58.0%
Ginnie Mae securitizations	30.2%
Other investors	11.8%

Core Earnings (2)(3)	$13.5 million
Other (primarily the change in the fair value of the MSR portfolio due to changes in values of market related inputs or assumptions used in a valuation model)	— (4)
Income before income taxes of GMFS - non-U.S. GAAP (3)	$13.5 million

The following table is a reconciliation of the income before income taxes of GMFS – non-U.S. GAAP to the net income of the Company’s residential mortgage banking segment reported in accordance with U.S. GAAP (in millions):

Net income of the Company’s residential mortgage banking segment – U.S. GAAP	$6.6
Add back expenses incurred by the ZFC Honeybee TRS, LLC:
Advisory fee – related party	0.5
Amortization of deferred premiums, production and profitability earn-outs included in salaries, commission and benefits	0.9
Operating expenses (including change in contingent consideration)	0.2
Other expenses	0.9
Income tax expense	4.4
Income before income taxes of GMFS – non-U.S. GAAP	$13.5

(1)  Excludes reverse mortgages.

(2) See definition of Core Earnings in the “Non-U.S. GAAP Financial Measures” section included in this annual report on Form 10-K.

(3) Income before income taxes is a non-U.S. GAAP measure. This excludes operating and other expenses and income taxes incurred in the residential mortgage banking segment by ZFC Honeybee TRS, LLC, the parent company of GMFS. The Company believes that providing investors with income before income taxes for the GMFS operations in addition to the related U.S. GAAP measures, gives investors greater transparency to the information used by management in its financial and operational decision-making.

(4) Amount is less than $100,000

Liquidity and Capital Resources, page 69

48.	We note that you accounted for repurchase agreements as collateralized financing transactions. Please expand your disclosure in future filings to quantify the average quarterly balance of your repurchase agreements for each of the past three years. In addition, please quantify the period end balance for each of those quarters and the maximum balance at any month-end. Also explain the causes and business reasons for any significant variances among these amounts. Please provide us an example of your proposed disclosure.

In response to the Staff’s comment, in future filings, the Company proposes to include the following disclosure under the respective sections of the Liquidity and Capital Resources within the Management’s Discussion and Analysis of Financial Condition and Results of Operation:

Collateralized Borrowings Under Repurchase Agreements

The following table presents the amount of collateralized borrowings outstanding under repurchase agreements as of the end of each quarter, the average amount of collaterized borrowings outstanding under repurchase agreements during the quarter and the highest balance of any month end during the quarter (dollars in thousands):

Quarter End	Quarter End Balance	Average Balance in Quarter	Highest Month End Balance in Quarter
Q4 2012	$116,080	$-	$-

Q1 2013	295,609	205,845	295,609
Q2 2013	397,610	346,609	425,926
Q3 2013	374,540	386,075	431,037
Q4 2013	374,651	374,595	374,651

Q1 2014	456,582	415,617	456,582
Q2 2014	449,953	453,268	454,828
Q3 2014	458,782	454,368	468,873
Q4 2014	435,405	447,094	453,280

Q1 2015	439,239	437,322	452,490
Q2 2015	424,733	431,986	456,563
Q3 2015	397,514	411,123	414,269
Q4 2015	412,788	405,151	412,788

Q1 2016	435,639	424,214	435,639

The net increase in the outstanding balances during 2013 was primarily due to the acquisition of whole loans. The Company acquired loans with unpaid principal balances of $134.5 million, 162.4 million, and $98.2 million in May 2013, July 2013 and August 2013, respectively. The increase was partially offset by repayments on other repurchase facilities.

The net increase in the outstanding balances during 2014 was primarily due to the acquisition of whole loans with an unpaid principal balance of $100.4 million in March 2014 and the acquisition of GMFS in October 2014 partially offset by the repayments of balances during the ordinary course of business. The acquisition of GMFS resulted in an increase in the unpaid principal balance of $32.2 million due to the repurchase agreements used by GMFS to fund a portion of its loan origination volume.

The net decrease in the outstanding balance during 2015 and 2016 is primarily due to obtaining a repurchase agreement relating to the purchase of Treasury securities of $40.0 million in March 2016 and borrowings and repayments on the Company's repurchase agreements relating to its residential whole loans, RMBS and mortgage loans held for sale in the ordinary course of business.

Item 8. Financial Statements and Supplementary Data, page 80

Note 2. Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 91

Mortgage Loans Held for Investment, at Fair Value, page 91

49.	We note your disclosure on page 91 regarding your policy for separately presenting interest income on mortgage loans and that you follow acceptable methods under U.S. GAAP for allocating a portion of the change in fair value of certain mortgage loans held for investment to interest income. Please explain to us how you reasonably concluded this policy was appropriate under GAAP. Please cite any relevant accounting literature you relied upon to support your accounting. Additionally, please tell us and disclose in future periodic filings the allocation methodology and the amount of unrealized gain allocated to interest income.

Since the Company’s income related to mortgage loans held for investments is generated primarily by the net spread between the income it earns on the loans and the cost of financing those loans, the Company believes it is important to reflect interest income on the mortgage loans held for investment as a separate line item on the consolidated statements of operations. The Company has elected the fair value option for its mortgage loans held for investment, however, ASC 825-10 does not provide guidance on the geography for items measured at fair value under the fair value option, including how to present interest income. The Company believes reporting entities can either (i) present the entire change in fair value, including the component related to interest, in a single item in the income statement or (ii) separate the interest income from the full change in fair value using an acceptable method under U.S. GAAP. Some industries are required to show investment income separately and other industries present investment income separately as common industry practice. The relevant GAAP is as follows:

Loans which have shown evidence of credit deterioration since origination

ASC 310-30 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans if the differences are attributable, at least in part, to credit quality. ASC 310-30 specifically scopes out application of its guidance for loans measured at fair value. However, since ASC 310-30 prescribes a method for calculating interest income for identical instruments not carried at fair value (as compared to the Company’s mortgage loans held for investment which are carried at fair value), we chose to apply the accounting prescribed under ASC 310-30 for interest income recognition. The guidance requires that the investor should recognize the excess of all cash flows expected at acquisition over the investor's initial investment in the loan as interest income on a level-yield basis over the life of the loan (accretable yield). Subsequent increases in cash flows expected to be collected should be recognized prospectively through adjustment of the loan’s yield over its remaining life.

Newly originated mortgage loans

ASC 310-35 addresses the accounting for loans which are not covered in ASC 310-30. This guidance requires that interest be recognized using the interest method. The objective of the interest method is to arrive at periodic interest income at a constant effective yield on the net investment in the loan (that is, the principal amount of the receivable adjusted by any purchase premium or discount). The difference between the periodic interest income so determined and the stated interest on the outstanding principal amount of the receivable is the amount of periodic amortization. Since the Company measures these mortgage loans at fair value, $294,519 and $347,937 of interest income recognized on these loans was an allocation from change in unrealized gain/loss on loans held for investment for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively.

Since the Company measures its mortgage loans at fair value, $6,081,850 and $25,582,965 of interest income recognized on those loans was an allocation from change in unrealized gain/loss on loans held for sale, previously held for investment for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively.

Item 9A. Controls and Procedures, page 132

50.	In future filings please identify, in your report, which COSO framework you used to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company uses the COSO 2013 framework to evaluate the effectiveness of its internal control over financial reporting. The COSO 2013 framework will be identified in future filings.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (202) 239-3345.

Sincerely,

/s/ David E. Brown, Jr.
David E. Brown, Jr.

cc:	Becky Chow
Jennifer Monick
Rahul K. Patel
Securities & Exchange Commission

Michael Szymanski
ZAIS Financial Corp.

Scott M. Freeman
Christopher J. Restad
Sidley Austin LLP